Exhibit 12.1

MB Financial, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirement

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations	$58,663	$70,625	$137,946	$126,851	$43,996	$20,552	$(77,844)
Plus: fixed charges, excluding interest on deposits	3,784	4,090	7,901	19,537	33,608	32,831	39,941
Less: preferred stock dividend requirement (1)	—	—	—	(5,471)	(17,429)	(17,020)	(16,882)
Subtotal	62,447	74,715	145,847	140,917	60,175	36,363	(54,785)
Interest on deposits	7,523	10,841	19,240	30,258	44,881	75,850	121,614
Total	$69,970	$85,556	$165,087	$171,175	$105,056	$112,213	$66,829
Fixed Charges:
Interest expense, excluding interest on deposits	$2,917	$3,240	$6,319	$12,264	$14,406	$14,018	$21,372
Interest component of rental expense (2)	867	850	1,582	1,802	1,773	1,793	1,687
Preferred stock dividend requirement (1)	—	—	—	5,471	17,429	17,020	16,882
Subtotal	3,784	4,090	7,901	19,537	33,608	32,831	39,941
Interest on deposits	7,523	10,841	19,240	30,258	44,881	75,850	121,614
Total	$11,307	$14,931	$27,141	$49,795	$78,489	$108,681	$161,555

Rental expense, net (3)	$2,602	$2,550	$4,747	$5,407	$5,319	$5,380	$5,062
Interest component of rental expense	867	850	1,582	1,802	1,773	1,793	1,687
Preferred stock dividend and accretion	—	—	—	3,269	10,414	10,382	10,298

Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement:
Excluding interest on deposits	16.50	18.27	18.46	7.21	1.79	1.11	(1.37)
Including interest on deposits	6.19	5.73	6.08	3.44	1.34	1.03	0.41

(1) Preferred stock dividend adjusted for pre-tax effect based on an effective tax rate of 40.25% for 2011 through 2014 and 39.0% for 2009 and 2010.

(2) Net of building rental income.

(3) Interest component of rental expense is one-third of rental expense because it is the proportion deemed representative of the interest factor.